Exhibit 99.4

FORM 45-102F1

NOTICE OF INTENTION TO DISTRIBUTE SECURITIES UNDER  SECTION 2.8 OF NI 45-102 RESALE OF SECURITIES

Reporting Issuer

1.

Name of Reporting Issuer

Western Wind Energy Corp. (the “Issuer”)

Selling Security Holder

2.

Your Name:

Pacific Hydro International Pty Ltd. (the “Company”)

3.

The offices or positions you hold in the reporting issuer:

The Company is a shareholder of the Issuer.

4

Are you selling securities as a lender, pledge, mortgagee or other encumbrancer?

No

5.

Number and class of securities of the reporting issuer you beneficially own:

6,000,000 Common Shares

Distribution

6.

Number and class of securities you propose to sell:

6,000,000 Common Shares

7.

Will you sell the securities private or on an exchange or market? If on an exchange or  market, provide the name.

The Common Shares will be sold through the facilities of the TSX Venture Exchange.

Warning

It  is  an  offence  to  submit  information  that,  in  a  material  respect  and  in  light  of  the  circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that:

(1)

I  have  no  knowledge  of  a  material  fact  or  material  change  with  respect  to  the  issuer of the securities that has not been generally disclosed; and

(2)

the information given in this form is true and complete.  Date: February 4, 2008

Pacific Hydro International Pty Ltd.

Selling security holder)

“Markus Ziemer”

_______________________________

Markus Ziemer

General Manager Corporate Services